September 15, 2005


Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Fax (202) 772-9210

            Re: Thinkpath Inc.
            Form 10-KSB: For the fiscal Year Ended December 31, 2004 Filed April 15, 2005-06-14
            Form 10-QSB: For the Quarterly Period Ended March 31, 2005 Filed May 23, 2005
            Your File No. 0011-14813


Dear Sirs:

         We are in receipt of your second comment letter dated July 28, 2005 concerning Thinkpath Inc. ("the Company"), and hereby respond as follows (we have numbered our responses to coincide with your comments):

1. At December 31, 2004, the accumulated other comprehensive income account included adjustments to market value in its investments in Conexys of $76,548 and in Digital Cement of $(462,197). These prior adjustments should have been recorded in the statement of operations when the investments were written off at December 31, 2004 and therefore the required correcting entry is as follows:

                                                    DR                CR
                                                    --                --
Other Comprehensive Income                                         462,197
Other Comprehensive Income                        76,548
Loss on Investment                               385,649

The following table quantifies the EPS impact in 2004 of this restatement:
                                                                       OPERATING
                                                                       EARNINGS
                                                        AMOUNT         PER SHARE
--------------------------------------------------------------------------------

Net loss, as reported in 2004 Form 10-KSB            $(4,205,224)        (0.00)
   to correct accounting error for prior market
   value adjustments                                    (385,649)        (0.00)
Revised net loss                                     $(4,590,873)        (0.00)

         The Company will amend its 2004 Form 10-KSB to include the prior market value adjustments in its statement of operations for the year ended December 31, 2004.

         In its decision to amend its 2004 Form 10-KSB, the Company gave consideration to SAB 99 which emphasizes the importance of considering both quantitative and qualitative factors in assessing the materiality of accounting misstatements. The Company concluded that the misstatement involved an item capable of precise measurement which increased the Company's losses. Further, the Company gave consideration to the fact that it was amending its 2004 Form 10-KSB to correct the accounting of its convertible debentures and therefore should correct this misstatement as well.

      However, it should be noted that the misstatement did not alter the Company's EPS or shareholder's equity. Nor did the misstatement affect the results of the Company's core business segment; its compliance with regulatory requirements or loan covenants or other contractual requirements. Further, the misstatement did not have the effect of increasing management's compensation and was not intended to hide a failure to meet analysts' expectations or to conceal an unlawful transaction.

      The above referenced misstatement was not considered by the Company's officers in their assessment of the effectiveness of the Company's disclosure controls as of December 31, 2004. The Company has presently concluded that its disclosure controls were not effective as of such date.

      The deficiency was limited to the Company's lacking sufficient in-house expertise to account for prior market adjustments in its statement of operations for the year ended December 31, 2004, in addition to the matter discussed in response to Comment No. 3 below. Since the Company had not engaged a consultant trained in such prior market adjustments or provided the Principal Accounting Officer the training for the accounting thereof at year-end, the Company disclosed that its controls were effective. Since December 31, 2004 the Company has provided training for the Principal Accounting Officer on the accounting for prior market adjustments. Accordingly, for purposes of its upcoming 10-KSB/A filing, the Company expects to report that its disclosure controls and procedures were not effective as of December 31, 2004, but have since been corrected and will disclose the changes described above.

2. The Company recognized the beneficial conversion feature as an expense at the date of issuance as it believed that the maturity date indicated for the debentures was simply a reference to the ability to receive an interest payment and did not indicate an ability for the holder to demand payment, nor did it change in any other way the rights of the debenture holder. However, the Company now understands that the maturity date should have been accepted as the stated redemption date and will amend its accounting for the recording of the beneficial conversion feature and the detachable warrants to amortize those costs over the one year period from the issuance date to the maturity date. This amortization will be adjusted if the debentures are converted prior to the due date.

3. The amount allocated to the value of the beneficial conversion feature should be limited to the amount of proceeds allocated to the convertible debentures as indicated in paragraph 6 of EITF 98-5. As the fair value of the beneficial conversion feature exceeded the amount attributable to the convertible debentures on every issuance, the financial statements will be amended to reflect this reduction in expense and in paid in capital.

The required entries to correct the recording of the beneficial conversion feature and the detachable warrants are as follows:

2003
                                                    DR                 CR
                                                    --                 --
Interest Expense                                                   4,656,125
12% Convertible Debentures                        79,484
Share Capital                                  4,576,641

2004
                                                    DR                 CR
                                                    --                 --
Interest Expense                                                   2,412,548
12% Convertible Debentures                        61,695
Share Capital                                  2,350,853


         The following table quantifies the EPS impact in 2003 and 2004 of these restatements:

                                                                       OPERATING
                                                                        EARNINGS
                                                          AMOUNT       PER SHARE
--------------------------------------------------------------------------------

Net loss, as reported in 2003 Form 10-K                 $(9,033,628)      (0.01)
   To correct accounting error for beneficial
   conversion feature on convertible debentures           4,656,125        0.01
Revised net loss                                        $(4,377,503)      (0.00)
--------------------------------------------------------------------------------

Net loss, as reported in 2004 Form 10-KSB               $(4,205,224)      (0.00)
   To correct accounting error for prior market
   value adjustments                                       (385,649)*     (0.00)
   To correct accounting error for beneficial
   conversion feature on convertible debentures           2,412,548       (0.00)
Revised net loss                                        $(2,178,325)      (0.00)
--------------------------------------------------------------------------------

* See Comment No. 1 above

         The following table quantifies the balance sheet impact in 2003 and 2004 of these misstatements:
                                                                      BALANCE
--------------------------------------------------------------------------------
12% Convertible Debentures, as reported in 2003 Form 10-K              215,558
  To correct accounting error for beneficial conversion feature
  on convertible debentures                                            (79,484)
Revised 12% convertible debentures                                     136,074
--------------------------------------------------------------------------------

12% Convertible Debentures, as reported in 2004 Form 10-KSB            566,653
  To correct accounting error for beneficial conversion feature
  on convertible debentures                                            (61,695)
Revised 12% convertible debentures                                     504,958
--------------------------------------------------------------------------------

         The Company will restate the amounts for December 31, 2004 with a comparative restatement for December 31, 2003 in a revision to our 10K-SB and audited financial statements. The revised financial statements will include a note indicating the revisions to the quarterly results for 2004 and 2003 and the year ended December 31, 2002.

         In its decision to amend its 2004 Form 10-KSB, the Company gave consideration to SAB 99 which emphasizes the importance of considering both quantitative and qualitative factors in assessing the materiality of accounting misstatements. The Company concluded that the impact of the misstatement on the Company's losses, resulting in the reduction of the net loss by $2,412,548 or 43% was material.

         However, it should be noted that the misstatement concerns a non-cash item that did not alter the Company's EPS nor did it affect the results of the Company's core business segment, its compliance with regulatory requirements or loan covenants or other contractual requirements. The net impact on shareholder's equity of $61,695 was an immaterial amount. Further, the misstatement did not have the effect of increasing management's compensation and was not intended to hide a failure to meet analysts' expectations or to conceal an unlawful transaction.

         The above referenced misstatement was not considered by the Company's officers in their assessment of the effectiveness of the Company's disclosure controls as of December 31, 2004. The Company has presently concluded that its disclosure controls were not effective as of such date.

         The deficiency was limited to the Company's lacking sufficient in-house expertise to account for the beneficial conversion feature of the debentures, in addition to the matter discussed in response to Comment No. 1 above. The Company disclosed that its controls were effective at December 31, 2004 as it believed that it had retained a qualified independent financial consultant to assist with the accounting of the convertible debentures. Since December 31, 2004, the Company has provided training for the Principal Accounting Officer on the accounting for beneficial conversion features and has consulted with additional independent financial consultants to ensure the accuracy of this accounting. Accordingly, for purposes of its upcoming 10-KSB/A filing, the Company expects to report that its disclosure controls and procedures were not effective as of December 31, 2004, but have since been corrected and will disclose the changes described above.

4. The Company proposes to replace its existing disclosure on its Form 10-K/A under the heading Item 8A. Controls and Procedures with the following:

"THE COMPANY MAINTAINS DISCLOSURE CONTROLS AND PROCEDURES THAT ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE COMPANY'S SECURITIES EXCHANGE ACT REPORTS IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE SEC'S RULES AND FORMS, AND THAT SUCH INFORMATION IS ACCUMULATED AND COMMUNICATED TO THE COMPANY'S MANAGEMENT, INCLUDING ITS CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, AS APPROPRIATE, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. IN DESIGNING AND EVALUATING THE DISCLOSURE CONTROLS AND PROCEDURES, MANAGEMENT RECOGNIZED THAT ANY CONTROLS AND PROCEDURES, NO MATTER HOW WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE ASSURANCE OF ACHIEVING THE DESIRED CONTROL OBJECTIVES, AND MANAGEMENT NECESSARILY WAS REQUIRED TO APPLY ITS JUDGMENT IN EVALUATING THE COST-BENEFIT RELATIONSHIP OF POSSIBLE CONTROLS AND PROCEDURES. THE COMPANY'S CERTIFYING OFFICERS HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE IN REACHING THAT LEVEL OF REASONABLE ASSURANCE.

AS OF THE END OF THE PERIOD COVERED BY THIS REPORT, AN EVALUATION WAS PERFORMED UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR COMPANY'S MANAGEMENT, INCLUDING THE CHIEF EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER, OF THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES. BASED UPON THAT EVALUATION, THE CHIEF EXECUTIVE OFFICER AND THE CHIEF FINANCIAL OFFICER CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE. IN LIGHT OF THE MATERIAL WEAKNESS DESCRIBED BELOW, THE COMPANY PERFORMED ADDITIONAL POST CLOSING PROCEDURES TO ENSURE ITS CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ACCORDINGLY, MANAGEMENT BELIEVES THE FINANCIAL STATEMENTS PRESENTED IN ITEM 7 OF THIS FORM 10KSB/A FAIRLY PRESENT, IN ALL MATERIAL RESPECTS, THE COMPANY'S FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOW FOR THE PERIODS PRESENTED.

THE COMPANY'S MANAGEMENT, INCLUDING THE COMPANY'S CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, ASSESSED THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2004.

A MATERIAL WEAKNESS IS A CONTROL DEFICIENCY, OR COMBINATION OF CONTROL DEFICIENCIES, THAT RESULTS IN MORE THAN A REMOTE LIKELIHOOD THAT A MATERIAL MISSTATEMENT OF THE ANNUAL OR INTERIM FINANCIAL STATEMENTS WILL NOT BE PREVENTED OR DETECTED. AS OF DECEMBER 31, 2004, MANAGEMENT HAS IDENTIFIED THE FOLLOWING MATERIAL WEAKNESSES:

         1. AS OF DECEMBER 31, 2004, THE COMPANY DID NOT HAVE AN EFFECTIVE CONTROL ENVIRONMENT BASED ON CRITERIA ESTABLISHED IN "INTERNAL CONTROL - INTEGRATED FRAMEWORK" ISSUED BY COSO. THE COMPANY FAILED TO DESIGN APPROPRIATE COMPANY WIDE POLICIES AND PROCEDURES OVER THE ACCOUNTING, REVENUE, TREASURY AND RISK MANAGEMENT FUNCTIONS AND DID NOT UNIFORMLY AND CONSISTENTLY COMMUNICATE THE IMPORTANCE OF INTERNAL CONTROLS THROUGHOUT THE ORGANIZATION. IN ADDITION, THE COMPANY'S POLICIES AND PROCEDURES WITH RESPECT TO REVIEW AND SUPERVISION OF ITS ACCOUNTING OPERATIONS WERE NOT OPERATING EFFECTIVELY. THIS CONTROL DEFICIENCY, TOGETHER WITH THE CONTROL DEFICIENCIES DESCRIBED IN ITEM 2 BELOW, INDICATE THAT THE COMPANY DID NOT MAINTAIN AN EFFECTIVE CONTROL ENVIRONMENT. THIS CONTROL DEFICIENCY COULD RESULT IN A MATERIAL MISSTATEMENT OF ANNUAL OR INTERIM FINANCIAL STATEMENTS THAT WOULD NOT BE PREVENTED OR DETECTED. ACCORDINGLY, MANAGEMENT DETERMINED THAT THIS CONTROL DEFICIENCY CONSTITUTES A MATERIAL WEAKNESS.

         2. AS OF DECEMBER 31, 2004, THE COMPANY DID NOT MAINTAIN A SUFFICIENT COMPLEMENT OF PERSONNEL WITH AN APPROPRIATE LEVEL OF ACCOUNTING KNOWLEDGE, EXPERIENCE AND TRAINING IN THE APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES COMMENSURATE WITH THE COMPANY'S FINANCIAL REPORTING REQUIREMENTS. IN ADDITION, THE COMPANY ALSO FAILED TO IMPLEMENT PROCESSES TO ENSURE PERIODIC MONITORING OF ITS EXISTING INTERNAL CONTROL ACTIVITIES OVER FINANCIAL REPORTING. SPECIFICALLY, THE COMPANY HAD A SHORTAGE OF FINANCE AND ACCOUNTING STAFF WITH SUFFICIENT DEPTH AND SKILL IN THE APPLICATION OF U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND INDIVIDUALS IN THE FINANCE FUNCTION WHO DID NOT HAVE THE APPROPRIATE SKILLS, TRAINING AND EXPERIENCE TO MEET THE OBJECTIVE THAT SHOULD BE EXPECTED OF THESE ROLES.

BECAUSE OF THESE MATERIAL WEAKNESSES, MANAGEMENT HAS CONCLUDED THAT THE COMPANY DID NOT MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2004, BASED ON THE CRITERIA IN INTERNAL CONTROL - INTEGRATED FRAMEWORK.

PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES
AT THE DIRECTION OF OUR BOARD OF DIRECTORS, MANAGEMENT HAS SPENT AND CONTINUES TO SPEND A SIGNIFICANT AMOUNT OF TIME, EFFORT AND RESOURCES TO IMPROVE OUR CONTROL ENVIRONMENT. THIS EFFORT HAS BEEN UNDERTAKEN TO IMPROVE OUR OPERATIONAL AND FINANCIAL REPORTING EFFICIENCY.

ALTHOUGH WE HAVE UNDERTAKEN STEPS TO PREVENT FURTHER MATERIAL WEAKNESSES OR SIGNIFICANT DEFICIENCIES IN OUR INTERNAL CONTROLS, WE CANNOT ASSURE THAT WE WILL NOT IN THE FUTURE IDENTIFY FURTHER MATERIAL WEAKNESSES OR SIGNIFICANT DEFICIENCIES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAVE NOT PREVIOUSLY BEEN IDENTIFIED, OR THAT ALL THE MATERIAL WEAKNESSES IDENTIFIED IN THIS REPORT WILL BE REMEDIATED BY DECEMBER 31, 2005.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
THERE WERE NO CHANGES IN THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE YEAR ENDED DECEMBER 31, 2004, OTHER THAN AS DESCRIBED ABOVE, THAT MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING."

Please note that the Company has made the requisite revisions relating to the date of the evaluation in the second paragraph of the proposed revised disclosure above. Conforming language will be inserted into the Form 10-QSB/A.

5. We respectfully request your concurrence that the above proposed disclosure adequately acknowledges that the Company's disclosure controls were not effective as of December 31, 2004 or March 31, 2005. However, the Company would also like to supplementally inform you that appropriate training has been provided to the Company's Principal Accounting Officer and appropriate consultants will be engaged to advise the Company in connection with the accounting of further transactions of the type referenced in this letter, should any such transactions be entered into. In addition, the Company is exploring the option of adding an additional financial expert to its audit committee, but has not as yet identified a suitable individual nor made a conclusive determination to appoint such an individual to its audit committee.

6. As stated in the last paragraph of the proposed disclosure, there were no changes to the Company's internal controls other than as discussed above. The proposed disclosure to be inserted in the Company's periodic reports will make this clear for purposes of the fiscal year ended December 31, 2004 as well as for the fiscal period ended March 31, 2005. Further, the Company has reviewed
Section II. F. 4 of Release No. 33-8238 and adapted the Company's disclosure accordingly in the first paragraph of the proposed revised disclosure.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Prior to filing a clean copy of the Form 10-KSB/A and Form 10-QSB/A on Edgar we respectfully request a conference call to ensure that we have addressed the above matters to your satisfaction. Clean and redlined copies of the applicable sections have been provided for your convenience and to facilitate your review. Please note that we respectfully request an expedited review as we are on an increasingly tight deadline in order to be able to incorporate the confirming amendments in our periodic reports as well as in a registration statement which we must file on an expeditious basis pursuant to covenants made to the Laurus Master Fund, Ltd., as reported in a Current Report on Form 8-K filed with the Commission on July 1, 2005.


Yours truly,


Kelly L. Hankinson
Chief Financial Officer
Thinkpath Inc.
Tel (905) 460-3042
Fax (905) 460-3050